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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VEECO INSTRUMENTS INC. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
922417100 (CUSIP Number)
Bradley J. Thies Vice President and General Counsel FEI Company 7451 NW Evergreen Parkway Hillsboro, Oregon 97124 Telephone: (503) 640-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Larry W. Sonsini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300
July 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 922417100

1.	Names of Reporting Persons. FEI Company. I.R.S. Identification Nos. of above persons (entities only). 93-0621989

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions). 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization. Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 0 - 8. Shared Voting Power - 5,013,048 - 9. Sole Dispositive Power - 0 - 10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 5,013,048 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11). 17.2%

14.	Type of Reporting Person (See Instructions). CO

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation ("Veeco"). The principal executive offices of Veeco are located at 100 Sunnyside Boulevard, Woodbury, New York 11797.

ITEM 2. INDENTITY AND BACKGROUND.

        This statement on Schedule 13D is being filed by FEI Company ("FEI"). FEI is organized under the laws of the State of Oregon and its principal place of business and principal office is 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124. FEI is a leading supplier of equipment and solutions to the high growth segments of the semiconductor, data storage and industry and institute markets. The name, business address, present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of FEI is set forth in Annex A hereto and is incorporated herein by reference.

        During the last five years neither FEI nor, to the best of FEI's knowledge, any of the individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither FEI nor, to the best of FEI's knowledge, any of the individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        FEI is filing this statement on Schedule 13D as a result of its entering into a Voting Agreement, dated as of July 11, 2002, among FEI and the Veeco stockholders listed on Annex B hereto and a Voting Agreement, dated as of July 11, 2002, between FEI and Chorus, L.P., a Minnesota limited partnership (each a "Voting Agreement" and collectively, the "Voting Agreements") and not as a result of any acquisition of Common Stock by FEI.

ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to that certain Agreement and Plan of Merger, dated as of July 11, 2002, among Veeco, Venice Acquisition Corp. ("Venice Acquisition") and FEI (the "Merger Agreement"), filed as Exhibit 2.1 hereto and incorporated herein by reference, Venice Acquisition shall, subject to the terms and satisfaction of the conditions set forth therein, be merged with and into FEI (the "Merger"), and FEI will become a wholly-owned subsidiary of Veeco. Veeco's Board of Directors immediately after the Effective Time (as defined in the Merger Agreement) shall be determined prior to the closing of the transaction and shall consist of thirteen (13) members, seven (7) of whom shall be nominated by Veeco from the current members of its board of directors, five (5) of whom shall be nominated by FEI from the current members of its board of directors, and one (1) of whom shall be nominated by Philips Business Electronics International B.V., a stockholder of FEI. The officers of Veeco immediately after the Effective Time shall include the following individuals:

Edward H. Braun	President and Chief Executive Officer
Vahé A. Sarkissian	Chairman and Chief Strategy Officer
John F. Rein, Jr.	Chief Financial Officer

The remaining officers of Veeco shall be determined by the parties prior to the Effective Time.

        The description of the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference, and is subject, to the Merger Agreement, and the Merger Agreement is incorporated herein by reference.

        As a condition and inducement to the execution of the Merger Agreement, FEI entered into the Voting Agreements. Pursuant to the Voting Agreements, certain stockholders of Veeco agreed to cause their shares of Common Stock to be counted as present for purposes of establishing a quorum at the meeting of Veeco's stockholders to be called pursuant to the Merger Agreement (including any adjournment or adjournments thereof), in person or by proxy, and to vote, or cause to be voted (or, if the stockholders of Veeco act by written consent, to consent in writing, or cause to consent in writing) all shares of Common Stock, whether issued heretofore or hereafter, that such Veeco stockholder owns or has the right to vote or consent in favor of the issuance of Common Stock in the Merger and approval of the Veeco Certificate of Incorporation Amendment. In addition, each of the Veeco stockholders who are parties to the Voting Agreements has granted or is expected to grant an irrevocable proxy to FEI for such purpose. As a result, FEI has shared voting power with respect to an aggregate of 5,013,048 shares of Common Stock held by the Veeco stockholders who are parties to the Voting Agreements, representing 17.2% of the 29,134,679 shares of Common Stock outstanding as of June 30, 2002 (as represented by Veeco in the Merger Agreement). In addition, each Veeco stockholder who is a party to the Voting Agreements, other than Chorus, L.P., agreed in such Veeco stockholder's Voting Agreement that, until consummation of the Merger or the termination of the Voting Agreement, they will not, directly or indirectly, sell, transfer, pledge or otherwise dispose of, any of the shares of Common Stock owned by them to any person, except to a transferee that has made a Superior Veeco Proposal (as that term is defined in the Merger Agreement), or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

        In addition, under the Voting Agreements, each Veeco stockholder has agreed not to solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Veeco Acquisition Proposal (as such term is defined in the Merger Agreement), or engage in discussions or negotiations with any person or entity (other than with Veeco and FEI or any of their affiliates or representatives) with respect to any Veeco Acquisition Proposal, other than any Superior Veeco Proposal or related Veeco Acquisition Transaction (as such term is defined in the Merger Agreement). Each Veeco stockholder has agreed to promptly advise Veeco and FEI of any Veeco Acquisition Proposal (including the identity of the person or entity making or submitting such Veeco Acquisition Proposal and the terms thereof) that is made or submitted by any person or entity after the date of such Veeco stockholders' Voting Agreement. Each such Veeco stockholder has also agreed to immediately cease and cause to be terminated any existing discussions with any person or entity that relate to any Veeco Acquisition Proposal or Veeco Acquisition Transaction, other than discussions or negotiations with Veeco and FEI or their affiliates or representatives.

        The Voting Agreements and any related irrevocable proxy granted or expected to be granted by each Veeco stockholder shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time and (iii) the execution and delivery by any party to the Merger Agreement of any amendment thereto which would cause each share of FEI common stock to be converted into the right to receive greater than 1.355 shares of Common Stock.

        No purchases of Common Stock will be made pursuant to the Voting Agreements. FEI entered into the Voting Agreements with the Veeco stockholders to ensure that such stockholders will vote in favor of the Merger.

        The foregoing description of the Voting Agreements is qualified in its entirety by reference, and is subject, to the Voting Agreements, copies of which have been filed as exhibits to FEI's Current Report on Form 8-K, filed on July 15, 2002, and which are incorporated by reference to this Schedule 13D.

        Except as otherwise set forth in this Item 4 or in the Merger Agreement, FEI has no present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of Veeco, or the disposition of securities of Veeco; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Veeco or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Veeco or any of its subsidiaries; (iv) any change in the present board of directors or management of Veeco; (v) any material change in the present capitalization or dividend policy of Veeco; (vi) any other material change in Veeco's business or corporate structure; (vii) changes to Veeco's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of Veeco by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on The Nasdaq National Market; (ix) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (x) any action similar to any of those actions set forth in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a)
  and (b) The information set forth in Item 4 is incorporated by reference in this Item 5. As a result of the Voting Agreements, FEI may be deemed to be the beneficial owner of 5,013,048 shares of Common Stock, which constitutes approximately 17.2% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of June 30, 2002 (as represented by Veeco in the Merger Agreement). FEI may be deemed to have the shared power to vote (or to direct the vote of) such shares of Common Stock with respect to those matters described in Item 4; however, FEI disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreements. To FEI's knowledge, no person listed in Annex A has an ownership interest in Veeco.

        Set forth in Annex B are the names of the Veeco stockholders that have entered into the Voting Agreements with FEI, their business address and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to FEI's knowledge.

  (c)
  To the knowledge of FEI, there have been no transactions in shares of Common Stock by any of FEI's executive officers or directors during the past 60 days.

  (d)
  To the knowledge of FEI, the right to receive dividends with respect to shares of Common Stock to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of Common Stock held by each of the Veeco stockholders party to the Voting Agreements are held by such Veeco stockholders.

  (e)
  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth in Item 4 is incorporated by reference in this Item 6. Other than the Merger Agreement, the Voting Agreements and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between FEI and any other person, or, to the knowledge of FEI, among any of FEI's executive officers and directors or between any of FEI's executive officers and directors and any other person, with respect to the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Description
2.1(1)	Agreement and Plan of Merger, dated as of July 11, 2002, among Veeco Instruments Inc., Venice Acquisition Corp. and FEI Company.
2.2(2)	Form of Voting Agreement, dated as of July 11, 2002, among the stockholders of Veeco Instruments Inc. listed on Annex B attached hereto and FEI Company, together with the form of related Irrevocable Proxy.
2.3(2)	Form of Voting Agreement, dated as of July 11, 2002, between Chorus, L.P. and FEI Company, together with the form of related Irrevocable Proxy.

(1)
Incorporated by reference to Exhibit 2.1 to FEI's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2002.

(2)
Incorporated by reference to the exhibit to the Merger Agreement filed as Exhibit 2.1 to FEI's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2002.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2002

FEI COMPANY
By:	/s/ Bradley J. Thies Name: Bradley J. Thies Title: Vice President and General Counsel

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FEI COMPANY

        The following table sets forth the name, title, business address and present principal occupation or employment of each director and executive officer of FEI Company. Unless otherwise indicated, FEI Company employs each person identified below. The principal address of FEI Company, and unless otherwise indicated below, the current business address for each individual listed below is c/o FEI Company, 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124.

NAME, TITLE AND BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION AND NAME OF EMPLOYER	CITIZENSHIP
Vahé A. Sarkissian, Chairman, CEO and President		USA
Donald R. VanLuvanee, Director		USA
Dr. Michael J. Attardo, Director		USA
Jan C. Lobbezoo, Director Philips Semiconductor B.V. P.O. Box 218 Building BAE-4 5600 MD Eindhoven The Netherlands	Managing Director and CFO Philips Semiconductor B.V., an affiliate of Koninklijke Philips Electronics N.V.	The Netherlands
William E. Curran, Director PENAC 1251 Avenue of the Americas 20th Floor New York, NY 10020	CEO, Philips North America Region Philips Electronics North America Corporation ("PENAC"), an affiliate of Koninklijke Philips Electronics N.V.	USA
Dr. William W. Lattin, Director		USA
Dr. Gerhard Parker, Director		USA
Wilfred J. Corrigan, Director LSI Logic Corporation 1621 Barber Lane Milpitas, CA 95035	Chairman and CEO LSI Logic Corporation, a developer and manufacturer of integrated circuits and storage systems	Dual—USA and UK
Bradley J. Thies, Vice President and General Counsel		USA
Steven Berger, Senior Vice President and Chief Technical Officer		USA

Stephen F. Loughlin, Vice President of Corporate Finance, Corporate Controller and Acting Chief Financial Officer	USA
John M. Lindquist, Senior Vice President Corporate Marketing	USA
Rob H.J. Fastenau, Senior Vice President and General Manager EOPD	The Netherlands
Jim D. Higgs, Senior Vice President Human Resources	USA
John A. Doherty, Senior Vice President of Sales	USA
Michel Epsztein, Senior Vice President and General Manager MEPG	USA

ANNEX B

        The following table sets forth the name, title, business address and present principal occupation or employment of each Veeco Instruments Inc. stockholder that entered into a Voting Agreement with FEI Company. Shares beneficially owned information was provided by Veeco. Except as indicated below, the business address of each such person is c/o Veeco Instruments Inc., 100 Sunnyside Boulevard, Woodbury, New York 11797.

NAME, TITLE AND BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	SHARES BENEFICIALLY OWNED
Edward H. Braun, Director, Chairman, Chief Executive Officer and President		529,018
Richard A. D'Amore, Director North Bridge Venture Partners 950 Winter Street, Suite 4600 Waltham, MA 02451	General Partner, North Bridge Venture Partners, a venture capital firm	95,700
Joel A. Elftmann, Director I-Tech Products LLC 6963 Kenmore Drive Bloomington, MN 55438	President and Chairman of I-Tech Products LLC, a supplier to semiconductor capital equipment manufacturers	53,999
Heinz K. Fridrich, Director	Industry professor in the Department of Industrial and Systems Engineering of the University of Florida	35,000
Douglas A. Kingsley, Director Advent International Corporation 75 State Street, 30th Floor Boston MA 02109	Senior Vice President of Advent International Corporation, a venture capital firm	21,860
Dr. Paul R. Low, Director PRL Associates 11 Birchwood Drive Greenwich, CT 06831	President and Chief Executive Officer of PRL Associates, a technology consulting firm	45,333
Roger D. McDaniel, Director		21,000

Irwin H. Pfister, Director Schlumberger Limited New York 153 East 53rd Street, 57th Floor New York, NY 10022	Executive Vice President of Schlumberger Ltd., an energy company, and Chief Executive Officer of SchlumbergerSema, a leading information technology services provider	35,000
Walter J. Scherr, Director	Consultant to Veeco Instruments Inc.	14,780
John F. Rein, Jr., Executive Vice President, Chief Financial Officer, Treasurer and Secretary		142,149
Emmanuel N. Lakios, President, Worldwide Field Operations		70,413
Don R. Kania, Ph.D., President, Metrology Group		72,110
Robert J. Valentine, Jr., President, Ion Tech		25,661
John P. Kiernan, Vice President, Finance and Corporate Controller		42,627
Chorus, L.P.		3,808,398

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1(1)	Agreement and Plan of Merger, dated as of July 11, 2002, among Veeco Instruments Inc., Venice Acquisition Corp. and FEI Company.
2.2(2)
Form of Voting Agreement, dated as of July 11, 2002, among the stockholders of Veeco Instruments Inc. listed on Annex B attached hereto and FEI Company, together with the form of related Irrevocable Proxy.
2.3(2)	Form of Voting Agreement, dated as of July 11, 2002, between Chorus, L.P. and FEI Company, together with the form of related Irrevocable Proxy.

(1)
Incorporated by reference to Exhibit 2.1 to FEI's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2002.

(2)
Incorporated by reference to the exhibit to the Merger Agreement filed as Exhibit 2.1 to FEI's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2002.

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  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. INDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Signature
  ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF FEI COMPANY
  ANNEX B
LIST OF VEECO STOCKHOLDERS THAT SIGNED VOTING AGREEMENTS WITH FEI
EXHIBIT INDEX